Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CARMOT THERAPEUTICS INC.

CARMOT THERAPEUTICS INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is CARMOT THERAPEUTICS INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is January 18, 2008 under the name Carmot Therapeutics Inc.

THIRD: The Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on May 23, 2023.

FOURTH: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Restated Certificate as follows:

A. Article IV, Part A of the Restated Certificate is amended and restated in its entirety to read as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 58,795,917 shares, each with a par value of $0.001 per share. 35,000,000 shares shall be Common Stock and 23,795,917 shares shall be Preferred Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote (voting together as a single class on an as-if-converted basis).”

B. Article IV, Part B, Section 4(d)(i)(B)(2) of the Restated Certificate is amended and restated in its entirety to read as follows:

“(2) shares of Common Stock issued by the Corporation, or shares of Common Stock subject to options, stock purchase agreements, equity incentive plans or agreements, stock bonus awards, or other incentive stock arrangements issued by the Corporation, to employees, independent contractors, officers, or directors of the Corporation (collectively, “Incentive Equity”), up to a maximum amount of shares as is approved from time to time by the Board of Directors, including at least one of the Preferred Directors (as defined below); provided, however that any Incentive Equity covering such shares that expire or terminate unexercised or unsettled or any restricted stock repurchased by the Corporation at cost shall not be counted toward such maximum number unless and until such shares are regranted pursuant to new Incentive Equity (or as new Incentive Equity);”

C. The phrase “as of or around the Filing Date” in clause (ii) of Article IV, Part B, Section 5(c) of the Restated Certificate is amended and restated in its entirety to read as follows:

“as of May 24, 2023”

D. All other provisions of the Restated Certificate will remain in full force and effect.

FIFTH: This Certificate of Amendment was duly adopted by the stockholders of the Corporation in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

*  *  *

IN WITNESS WHEREOF, Carmot Therapeutics Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 1st day of September, 2023.

CARMOT THERAPEUTICS INC.

/s/ Heather Turner
Heather Turner
Chief Executive Officer